H.S. Sangra

6963 002

(604) 692-3022

hsangra@sangramoller.com

August 19, 2014

VIA EDGAR AND COURIER

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:       Linda Cvrkel, Branch Chief

Dear Sirs/Mesdames:

Re:	MFC Industrial Ltd. (the "Company")
Form 20-F for the year ended December 31, 2013
Filed March 31, 2014
File No. 001-04192

We act as counsel for the Company. Further to our telephone conversation with John Dana Brown earlier today, we write on behalf of the Company to confirm our request for an extension of the response period set out in your letter dated August 7, 2014 (the "Letter") until August 29, 2014. As per our conversation, the Company requires additional time to collect the information requested in the Letter.

We trust the foregoing to be in order, but should you have any questions or concerns, please do not hesitate to contact the undersigned at (604) 692-3022 or Rod Talaifar of our office at (604) 692-3023.

Yours truly,

SANGRA MOLLER LLP

Per:	/s/ H.S. Sangra
H.S. Sangra

Per:	/s/ Rod Talaifar
Rod Talaifar

cc.	MFC Industrial Ltd. Attention: Samuel Morrow